FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”) Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change October 29, 2003

Item 3:

Press Release

The Press Release was disseminated on October 29, 2003 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema or the “Company”) reported results from its operations for the third quarter ended September 30, 2003. All dollar figures are in United States dollars unless otherwise indicated.

Highlights for the Quarter

-  Produced 70,217 ounces of gold
-  Revenue of $24.8 million
-  Cash flow from operations of $8.2 million
-  Completed successful phase one drill program at Kupol gold and silver property, Russia (“Kupol”)
-  Completed Petrex Mine plant expansion
-  Raised $55.4 million through equity issues

Item 5:

Full Description of Material Change

Bema Gold Corporation reported results from its operations for the third quarter ended September 30, 2003. All dollar figures are in United States dollars unless otherwise indicated.

Highlights for the Quarter

-  Produced 70,217 ounces of gold
-  Revenue of $24.8 million
-  Cash flow from operations of $8.2 million
-  Completed successful phase one drill program at Kupol gold and silver property, Russia
-  Completed Petrex Mine plant expansion
-  Raised $55.4 million through equity issues

Financial Results

Bema reported revenue of $24.8 million for the third quarter 2003 compared to $11.2 million for the same period last year. Cash flow from operations during the period was $8.2 million compared to $8 million for the third quarter 2002. The Company reported a net loss of $3.5 million ($0.011 per share) for the period primarily due to foreign exchange translation adjustments relating to the South African rand (Petrex mines) of $2.2 million. In the third quarter 2002 Bema reported a restated net loss of $823,000 ($0.004 per share).

For the first nine months of 2003, the Company reported a net loss of $8.8 million ($0.028 per share) on revenue of $62.9 million compared to a restated net loss of $1.1 million ($0.007 per share) on revenue of $27.8 million in the comparable period of 2002. Cash flow from operations improved to $10.1 million year to date compared to $8.9 million for the first nine months of 2002. Cash flow from operations in the first nine months of 2002 included $4.2 million relating to an arbitration settlement awarded to Bema during that period. Increased cash flow from operations for the first nine months of 2003 is mainly a result of lower production costs at the Julietta mine and partly from the acquisition of the Petrex Mines (completed February 14, 2003).

Gold Production

Bema produced 70,217 ounces of gold during the quarter at an operating cash cost of $234 per ounce and a total cash cost of $252 per ounce compared to 32,665 ounces of gold at an operating cash cost of $95 per ounce and a total cash cost of $126 per ounce during the third quarter 2002. Operating costs in the first nine months reflect the acquisition of the Petrex Mines from February 14, 2003 onwards. For the first nine months Bema produced 181,360 ounces of gold at an operating cash cost of $246 per ounce and a total cash cost of $264 per ounce. The higher production costs are primarily due to the strength of the South African rand versus the US dollar during the period and the expected higher operating costs at Petrex during the mill expansion and through put ramp up. For details please refer to “Operations – The Petrex Mines, South Africa” below.

Operations

The Julietta Mine, Russia (Bema 79%)

The 79% owned Julietta Mine produced 32,928 ounces of gold in the third quarter at an operating cash cost of $58 per ounce and a total cash cost of $97 per ounce, resulting in the most profitable quarter to date with the lowest operating costs since the commencement of production. In the third quarter of 2002, Julietta produced 32,665 ounces of gold at an operating cash cost of $95 per ounce and a total cash cost of $126 per ounce. Revenue from Julietta was $10.6 million from the sale of 32,651 ounces of gold sold at an averaged price of $325 per ounce. This is compared to 35,715 ounces of gold sold at an average spot price of $313 in the third quarter 2002 for revenue of $11.2 million. The Julietta Mine continues to perform well and 2003 gold production and costs are expected to meet or exceed fourth quarter and annual budget expectations. Management remains confident that the 2003 projected total annual production of 116,000 ounces at an operating cash cost of $110 per ounce will be achieved.

The Petrex Mines, South Africa (Bema 100%)

Expansions to the processing mill at the Petrex Mines were completed during the third quarter and through put is continuing to improve. During the period, mill through put averaged approximately

175,000 tonnes per month, exceeding forecast by 7%. In the fourth quarter, through put is projected to reach 185,000 per month resulting in lower operating costs.

Due to the lower tonnage through put during the mill expansion, cash costs for the first nine months of 2003 were budgeted to be significantly higher than those budgeted for the remainder of the year and beyond. In the third quarter the Petrex Mines produced 37,289 ounces of gold at total cash cost of $389 per ounce. The main reasons for the high cash costs were the strength of the South African rand versus the U.S. dollar and the mill ramp up. The South African rand continued to strengthen against the U.S. dollar during the third quarter and gained an additional 4% over the previous quarter. The rand, therefore was 35% higher during the quarter versus the budgeted rate of exchange (10 Rand to 1 USD). This equates to an additional $102 per ounce to the total cash cost for the quarter. For the remainder of 2003, should the rand retain its strength, approximately 80% of the resulting higher U.S. dollar denominated cash costs will be mitigated by increased revenue realized from the rand denominated gold put options purchased by Bema. Over the next six years approximately 70% of expected production is protected by rand denominated put options. (see “Gold Forward and Option Contracts” section).

Third quarter revenue from Petrex was $14.2 million from the sale of 35,337 ounces of gold sold at an average realized price of $402 per ounce compared to an average spot gold price for the period of $363 per ounce. The average realized price benefited from the exercise of rand denominated gold put options having a strike price of 3,000 rand per ounce.

Bema completed the acquisition of the Petrex Mines on February 14, 2003. Production for the first seven and one half months from the date of the acquisition was 93,734 ounces of gold at total cash costs of $375 per ounce which was better than budget based on the budgeted conversion rate of 10 rand to 1 U.S. dollar

The Refugio Mine, Chile (Bema 50%)

During the third quarter of 2003 and nine months ended September 30, 2003, the Refugio Mine recovered 2,431 and 10,239 ounces of gold, respectively, from residual leaching operations which substantially outperformed budget estimates. All revenue from gold recovered is credited to Refugio care and maintenance costs. Gold and silver recoveries are expected to begin to increase again in October when different leaching areas are brought on line as the Chilean summer begins.

When mining was suspended at the Refugio Mine in June 2001, due to low gold prices, there were four years of reserves remaining at the Verde deposit. The Company and its joint venture partner agreed to consider recommencing production at Refugio when the gold price recovered to $325 per ounce. Bema’s joint venture partner recently completed an extensive drill program in May 2003 with the goal of increasing reserves and thereby extending the projected mine life of the Refugio mine. The drilling program has been successful, extending ore grade mineralization well below the previously projected pit bottom. Based on the recent drill program, updated independent reserves are being calculated. Management believes this will result in an increase in reserves and significantly extend Refugio’s mine life. A new reserve calculation and production decision to recommence mining at Refugio are expected in the fourth quarter of 2003.

The Kupol Project, Russia (Bema 75%)

Bema has recently concluded a successful phase I drill program at Kupol. Based on these results, the Company plans to complete an initial mineral resource estimate for Kupol by the end of the fourth quarter 2003. Furthermore, based on the exploration results to date, Bema intends to fast track the development of the Kupol Property. The Company is currently procuring equipment and supplies to be shipped to site for accelerated feasibility and development work to be conducted in 2004. The equipment includes three additional drill rigs, earth moving equipment and additional camp facilities to increase the camp capacity.

The planned exploration and development program at Kupol in 2004 will include approximately 55,000 metres of drilling to further explore the property and conduct infill drilling. The program will also include construction of a runway for fixed wing aircraft, earth works for mine and mill facilities, geotechnical and condemnation drill programs, final metallurgical test work, and procurement of equipment for anticipated 2005 construction.

The Cerro Casale Deposit, Chile (Bema 24%)

The Alderberan Property, which hosts the Cerro Casale deposit, is held by Compania Minera Casale (“CMC”) a Chilean contractual mining company owned indirectly by Placer Dome Inc. (Placer) (51%), Arizona Star Resource Corp. (25%) and Bema (24%). A feasibility study completed by Placer Dome Technical Services, in January 2000, contemplates a large scale open pit gold copper mine assuming a gold price of $350 per ounce and a copper price of $0.95 per pound. According to the feasibility study, Cerro Casale is projected to produce 975,000 ounces of gold and 130,000 tonnes of copper per year over the 18 year mine life. Cash production costs are estimated to be less than $100 per ounce of gold with total costs estimated at $203 per ounce of gold (assuming credits for copper at $0.95 per pound).

During 2001, CMC secured sufficient water rights to build and operate a plant as envisioned in the feasibility study. In March 2002, CMC received formal approval of an Environmental Impact Study from the Chilean regulatory authorities. Given the recent improvement of both gold and copper prices during the first nine months of 2003, the joint venture partners have scheduled meetings to discuss upgrading the feasibility study and the financibility of the Cerro Casale project.

The Monument Bay Project, Manitoba (Bema 70%)

During the third quarter Bema commenced a 7,500 metre, 30 hole, drill program at Monument Bay to continue to test the Twin Lakes Zone and the Twin Lakes West Zone. Monument Bay hosts a high grade inferred resource of 639,377 tonnes averaging 20.4 grams per tonne containing 418,371 ounces of gold. Results from the current drill program will be available during the fourth quarter of this year.

Liquidity and Capital Resources

The Company ended the quarter with $65 million in cash and cash equivalents compared to $17.5 million at June 30, 2003. The increase in cash is due mainly to an equity financing completed during the quarter as well as cash flow from operations. During the quarter Bema made scheduled debt payments to the Julietta mine and Petrex Mines lenders of $5.6 million and $1.5 million respectively.

Gold forward and Option Contracts

The Company’s hedging program as	2003	2004	2005	2006-2010
of September 30, 2003 consists of the
following gold contracts:

Forward contracts (ounces)	24,900	71,100	38,550	–
Average price per ounce	$344	$331	$338	$–

Dollar denominated -
Put options purchased (ounces)	10,648	32,086	26,364	83,778
Average price per ounce	$288	$289	$290	$290

Rand denominated –	37,647		136,086
Put options purchased (ounces)		146,244		351,204
Average price per ounce (South	3,000	3,050	3,100	3,200
African rands)

Call options sold (ounces)	2,500	–	–	–
Average price per ounce	$400	$–	$–	$–

Contingent forward contracts
(maximum)
$320 strike price (ounces)	5,000	20,000	10,000	–
$350 strike price (ounces)	8,250	33,000	34,500	204,000

The Company was required by the lenders of the Julietta and Petrex project loan facilities to enter into gold hedge contracts over the life of the loans period in order to cover the value of the Mine’s future operating and debt service costs.

The $320 contingent forward contracts (“CFC”) are exercisable based on the average quarterly spot price of gold. The number of ounces exercisable per quarter under the CFC is prorated based on a gold price between $320 and $370 per ounce. The $350 CFC’s are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on a gold price between $350 and $400.

The rand denominated put options provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at the conversion rate of seven rand to one U.S. dollar, the Company will receive $429 per ounce of gold on its rand put options in 2003.

The mark-to-market value of the Company’s hedges as at September 30, 2003 was negative $15.6 million.

Outlook

Management is focused on continued production growth and exploration for the remainder of 2003 and beyond. With the mill expansion at the Petrex Mines complete, Bema’s projected gold production rate is 300,000 ounces per year. With the expected recommencement of production at Refugio in late 2004, Bema’s annualized gold production rate would increase to over 400,000 ounces. The Company’s goal is to continue to increase annual gold production to over 1,000,000 ounces from the further development of existing assets.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street

Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 6th day of November, 2003.

“Roger Richer”
Roger Richer, Vice President of Administration, General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]